UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 28, 2019
(Date of earliest event reported)

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

ITEM 5. NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

Restatement of Financial Statements for Fiscal Year Ended December 31, 2017

On April 28, 2019, GK Investment Holdings, LLC (“GKIH” and/or the “Company”) received notice from Eide Bailly LLP (“Eide Bailly”), an independent registered public accounting firm, to restate the comparative financial statements for the fiscal year ended December 31, 2017 of the Company (the “2017 Financial Statements”). Eide Bailly advised the Company that it should restate the 2017 Financial Statements as a result of the presentation of liabilities associated with that certain distribution agreement entered into on November 12, 2015 by and among Lake Mead Partners, LLC (“LM Partners”), Lake Mead Development, LLC (“LM Development”) and GK Secured Investments IV, LLC (“GKSI IV”) (the “Distribution Agreement”).

 GK Development, Inc., as the sole manager of the Company (the “Manager”), has discussed the restatement of the 2017 Financial Statements with Eide Bailly and has determined to proceed with such restatement. As a result, the Manager and the Company are preparing the restated financial statements for the fiscal year ended December 31, 2017 of the Company, which will be filed with the Securities and Exchange Commission once available.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Title:	President and Sole Director
Date:	May 2, 2019